

4/0 33
Branch 18
811-01540
AIM Fund Group

PO Box 4333
Houston, TX 77210-4333
11 Greenway Plaza, Suite 100
Houston, TX 77046-1173
713 626 1919

A I M Advisors, Inc.

July 20, 2005


05063592


SEC MAIL PROCESSING
RECEIVED
JUL 25 2005
WASH, D.C. 198 SECTION

VIA CERTIFIED MAIL/RRR

Securities and Exchange Commission
450 Fifth Street
Washington, D.C. 20549

Re: Filing Pursuant to Section 33 of the Investment Company Act of 1940 by INVESCO Funds Group, Inc., INVESCO Institutional, Inc., INVESCO Distributors, Inc., A I M Advisors, Inc. (1940 Act Registration No. 801-12313), and A I M Distributors, Inc. (1933 Act Registration No. 8-21323)

Ladies and Gentlemen:

Pursuant to Section 33 of the Investment Company Act of 1940, we hereby file on behalf of INVESCO Funds Group, Inc., INVESCO Institutional, Inc., INVESCO Distributors, Inc., A I M Advisors, Inc., an investment adviser, and A I M Distributors, Inc., a distributor, a copy of a **Motion for Judgment and Memorandum of Law (Rule 12(c))** in *Dolores Berdat, et al. v. INVESCO Funds Group, Inc., et al* and *Fernando Papia, et al. v. A I M Advisors, Inc., et al.*

Sincerely,

Stephen R. Rimes
Assistant General Counsel

PROCESSED
SEP 0 3 2005

Enclosures

cc: Mr. Robert B. Pike, SEC – Fort Worth
Mr. James H. Perry, SEC – Fort Worth

S:\srr\Litigation\Berdat, et al. v INVESCO and AIM\Corr\L-072005SEC.doc
072005 (1) vtt

IN THE UNITED STATES DISTRICT COURT
FOR THE SOUTHERN DISTRICT OF TEXAS
HOUSTON DIVISION

DOLORES BERDAT, et al.,

Plaintiffs,

v.

INVESCO FUNDS GROUP, INC., et al.,

Defendants.

Civil Action No. 04cv2555

FERDINANDO PAPIA, et al.,

Plaintiffs,

v.

A I M ADVISORS, INC. et al.,

Defendants.

MOTION FOR JUDGMENT
AND
MEMORANDUM OF LAW

(RULE 12(c))

Preliminary

This motion for judgment is filed in Berdat, et al. v. INVESCO Funds Group, Inc., et al., Civil Action No. H 04-2555, but applies with equal force to the Complaint in the companion case, Papia, et al. v. A I M Advisors, Inc., et al., Civil Action No. H 04-2583, which was consolidated into Berdat (presumably for pre-trial proceedings) by Judge Atlas on December 23, 2004 and administratively closed.

The claims in these two cases, for allegedly excessive advisory and distribution fees, are asserted under § 36(b) of the Investment Company Act of 1940 ("the ICA"), except for a single claim in each case asserted under § 12(b) of the ICA. The claims under § 12(b) are duplicative of those under § 36(b) and, in any event, such claims are invariably analyzed and adjudicated by the Courts under § 36(b).[1] The two Complaints are identical in all material respects, with the important exception that the two Complaints involve entirely different Funds. Berdat is an agglomeration of claims brought by five different security holders allegedly on behalf of eight separate INVESCO Funds, and Papia is an agglomeration of claims brought by ten different security holders allegedly on behalf of ten separate AIM Funds.

The level of generalization in the two Complaints at bar is fatal to their legal cognizability. There simply are no factual allegations in either the Berdat or the Papia Complaint which, if proved, would support the proposition that any particular Fund identified in the Complaint was charged fees disproportionate to the services rendered to that particular Fund. Under § 36(b), the analysis of "excessiveness" can only be undertaken, both as a matter of law and as a matter of elementary logic, on a Fund-by-Fund basis.

Pleading a § 36(b) case

The seminal case on pleading a § 36(b) case is Migdal v. Rowe Price Fleming International, Inc., decided by the Fourth Circuit in 2001. See 248 F.3d 321. The only other appellate authority on pleading a § 36(b) case is Krantz v. Prudential Investments Fund Management, LLC decided by the Third Circuit in 2002. See 305 F.3d 140. Krantz adopts the Migdal test. Id. at 143.

In Migdal, Chief Judge Wilkinson of the Fourth Circuit, in affirming District Judge Davis' holding that Plaintiffs had failed to state a legally cognizable claim under § 36(b), wrote as follows (248 F.3d at 325):

> The Court held that plaintiffs had failed to plead sufficient facts to show that the compensation the investment advisers received was

---

[1] See e.g. Krinsk v. Fund Asset Management, Inc., 875 F.2d 404, 413 (2d Cir. 1989) (rejecting claim under § 12(b) as an improper attempt to circumvent the procedural limitations of § 36(b)).

excessive. The court stated that the complaint's "level of generality remains too high" because the plaintiffs' allegations "do not remotely touch on the issue of what, if any, *relation* exists between the disputed fees on the one hand, and the services provided in consideration for their payment on the other hand." (emphasis in original)

Chief Judge Wilkinson fully recognized that "... Rule 8(a)(2) requires only a short and plain statement of the claim ..." but went on to state (248 F.3d at 326):

> Rule 12(b)(6), however, is not without meaning. "The presence of a few conclusory legal terms does not insulate a complaint from dismissal under Rule 12(b)(6) when the facts alleged in the complaint" cannot support the legal conclusion.

Later in the Opinion, Chief Judge Wilkinson, writing for the Fourth Circuit, elaborated as follows (248 F.3d at 327):

> We agree with the district court. To survive a motion to dismiss, a complaint may not simply allege in a conclusory manner that advisory fees are "excessive." Instead, a plaintiff must allege facts that, if true, would support a claim that the fees at issue are excessive. As the district court correctly recognized, in order to determine whether a fee is excessive for purposes of Section 36(b), a court must examine the relationship between the fees charged and the services rendered by the investment adviser. See Gartenberg, 694 F.2d at 928 (to violate Section 36(b), "the adviser-manager must charge a fee that it so disproportionately large *that it bears no reasonable relationship* to the services rendered") (emphasis added).
>
> Plaintiffs have failed to allege any facts pertinent to this relationship between fees and services. Specifically, while plaintiffs have challenged the fees that defendants charged, they have failed to allege sufficient facts about the services that defendants offered in return for those fees. For example, plaintiffs' comparison between the two underlying funds and three other mutual funds is not particularly meaningful precisely because it does not address the particular services offered by the defendants in this case.

Although the Fifth Circuit has not had occasion to address this issue, Judge Harmon of this Court in 1996 dismissed a § 36(b) claim on motion, stating:

> Section 36(b) of the ICA imposes a fiduciary duty on investment company advisers not to receive excessive compensation. *Meyer v. Oppenheimer Management Corp.*, 895 F.2d 861, 866 (2d Cir.1990) (citing 15 U.S.C. § 80a-35(b)). An advisory fee violates Section 36(b) only if it "is so disproportionately large that it bears no reasonable relationship to the services rendered and could not have been the product of arm's-length bargaining." *Id.; see also Krinsk v. Fund Asset Management, Inc.*, 875 F.2d 404, 409 (2d Cir.), cert. denied, 493 U.S. 919, 110 S.Ct. 281, 107 L.Ed.2d 261 (1989). Although Plaintiffs did conclusorily allege that ECM received a disproportionately large fee in relation to fees paid by most other investment companies, Plaintiffs failed to allege that ECM earned a fee not commensurate with the services it provided or that it could not have been the product of a disinterested business transaction. Therefore these allegations should be dismissed. (citations omitted).

King v. Douglass, 973 F.Supp. 707, 722 (S.D. Tex. 1996).

POINT I —

PLAINTIFFS HAVE FAILED TO PLEAD A LEGALLY COGNIZABLE § 36(b) CASE: "EACH TUB ON ITS OWN BOTTOM"

It is axiomatic that a plaintiff can sue under § 36(b) only on behalf of a fund whose shares he/she owns. See text of § 36(b) ("An action may be brought ... by a security holder of such registered investment company on behalf of such company ...") (emphasis supplied). Mrs. Berdat, the first-named plaintiff in Berdat, alleges that she owns INVESCO [now AIM] Small Company Growth Fund (see Complaint, para. 29). **And that is the sum total of her allegations about AIM Small Company Growth Fund in the Complaint.** There is not so much as a single allegation in the Complaint about the relationship between the fees charged to that Fund (i.e. AIM Small Company Growth Fund) and the services provided to that Fund (i.e. AIM Small Company Growth Fund). The same is true as to the claims of each and every other one of the 15 plaintiffs and each and every one of the 18 Funds crammed into these two cases, with two immaterial exceptions discussed below. The Court may search the Complaints in vain for specific factual allegations that support a § 36(b) claim as to any one of the 18 Funds on whose behalf any one of the 15 plaintiffs purports to sue in these two grossly overcrowded actions.

Instead of providing specific facts of disproportionality between fees charged and services rendered to the particular Fund, as required by the Migdal Court and the text of § 36(b), Plaintiffs in these two cases resort to generalities about the Fund Complexes and the mutual fund industry in general which, even if proved, would not show excessive fees charged to any one of these 18 Funds.

As a paradigm example of these generalities, the Court's attention is respectfully directed to para. 51 of the Berdat Complaint:

> 51. From 1993 through 2002, Defendant's INVESCO's assets under management grew from $6 billion to $19.9 billion, a growth rate of 331.2%. However, this phenomenal growth in mutual fund assets not only produced no economies of scale, but fees actually ***increased*** faster than the growth in assets. Fees went from $46 million in 1993 to $156 million in 2002, a growth rate of 453.1%. In addition, fees as a percentage of assets increased from 77 basis points in 1993 to 78 basis points in 2002. The 12b-1 fees alone increased by 453.1% since 1993. The foregoing figures make a mockery of the concept of economies of scale.

This type of generalized attack on the INVESCO Fund Complex is unavailing under § 36(b): the allegation that assets under management, complex-wide, grew; the allegation that fees complex-wide grew; the allegation that fees as a percentage of assets, complex-wide, increased "from 77 basis points in 1993 to 78 basis points in 2002", either taken individually or together, and whether true or false, are utterly insufficient to plead a legally cognizable § 36(b) excessive fee case as to the AIM Small Company Growth Fund. For all the Court knows from a reading of the Complaint, the AIM Small Company Growth Fund assets might have decreased, the AIM Small Company Growth Fund fees might have decreased, the AIM Small Company Growth Fund performance might have been spectacular etc. etc. etc. In short, there are absolutely no facts pleaded from which this Court could possibly conclude that the fees charged <u>this</u> particular Fund, **the AIM Small Company Growth Fund**, were excessive in relation to the services rendered to <u>this</u> particular Fund in the relevant statutory period (i.e. one year prior to filing of the Complaint, see: § 36(b)(3) ("No award of damages shall be recoverable for any period prior to one year before the action was instituted.").

The total lack of factual support for a § 36(b) claim by Mrs. Berdat is repeated in the case of each and every other plaintiff and each and every other Fund in these two actions. There simply are no factual allegations in either the <u>Berdat</u> or the <u>Papia</u> Complaint which, if proved, would support the proposition that any <u>particular</u> Fund identified in the Complaint was charged fees disproportionate to the services rendered to that <u>particular</u> Fund.

* * *

The immaterial exceptions: in <u>Papia</u>, the only Fund as to which there is any reference beyond the initial identification, is the AIM Constellation Fund. The sole reference to that Fund is in para. 12.b of the Complaint, and that paragraph simply sets forth:

— the average net assets of the Fund in 1993 and in 2002

— the advisory fees of the Fund in 1993 and in 2002, and

— asserts that no economies of scale were realized by the investor.

These two "facts" and the final conclusory assertion hardly plead <u>facts</u> which, if proved, would show <u>disproportionality</u> between the <u>fees charged</u> and the <u>services rendered to the AIM Constellation Fund</u>. Plaintiffs confuse an increase in absolute dollars of fees charged with disproportionality between fees charged and services rendered. The mere fact that fees may have increased in size does not lead to the conclusion that the fees are disproportionate to the services rendered. To suggest a home-spun example on this point: the fact that a lawyer earns more in fees in Year 10 than in Year 1 does not show that his fees in Year 10 are unfair or excessive. Nor does the fact that a lawyer's fees for the very same services — e.g. writing a will — have increased over a period of ten years show that his fees are disproportionate to the services rendered.

In Berdat, the only Fund as to which there is any reference beyond the initial identification, is the INVESCO (now AIM) S&P 500 Index Fund. That Fund is referred to in paras. 8, 10, 40, 42 and 59. The sum of what is alleged there is irrelevant to a § 36(b) claim, to wit: that the Fund is passively managed and simply tracks the S&P 500 Index. No facts are alleged about its performance, its fee structure or any aspect of the services provided to security holders or the relationship between the fees charged and the services rendered. The allegation that the Index Fund is charged fees higher than those charged institutional clients for identical services is legally irrelevant: it compares apples and oranges. See e.g. Gartenberg v. Merrill Lynch Asset Management, Inc., 694 F.2d 923, 930, n.3 (2d Cir. 1982):

> Appellants' argument that the lower fees charged by investment advisers to large pension funds should be used as a criterion for determining fair advisory fees for money market funds must also be rejected. The nature and extent of the services required by each type of fund differ sharply. As the district court recognized, the pension fund does not face the myriad of daily purchases and redemptions throughout the nation which must be handled by the Fund, in which a purchaser may invest for only a few days.

Accord: Schuyt v. Rowe Price Prime Reserve Fund, 663 F.Supp. 962, 973 n.38 (S.D.N.Y.), aff'd, 835 F.2d 45 (2d Cir. 1987).

In sum, although there is minor mention of these two Funds in the two Complaints beyond the mere identification of the Funds, the allegations fall far, far short of pleading facts which, if proved, would sustain a claim under § 36(b).

POINT II —

FOR OTHER REASONS, NOT BRIEFED HERE, BUT RESERVED, THE COMPLAINTS ARE LEGALLY DEFICIENT.

Point I is so fundamental to the legal cognizability of these two Complaints that we do not wish to distract or burden the Court with supplementary arguments at this time (e.g. lack of a private right of action under § 12(b), failure to make demand or to plead futility of demand in the § 12(b) claim, lack of share ownership by a number of the plaintiffs), but stand ready to do so if the Court determines that it wishes to hear or consider additional reasons for dismissal of the two Complaints.

CONCLUSION

Under § 36(b), each Fund's fee must be separately analyzed and the claim on behalf of each Fund must be legally sufficient to withstand dismissal.

The Berdat and Papia Complaints must be dismissed for failure to plead legally cognizable claims under § 36(b) — there are no facts pleaded as to any of the 18 separate Funds which, if proved, would show disproportionality of fees charged that Fund to services rendered to that Fund.

As shown above: "Each tub on its own bottom."

Dated: March 31, 2005

POLLACK & KAMINSKY

by: 

Daniel A. Pollack
Edward T. McDermott
Anthony Zaccaria

114 West 47th Street, Suite 1900
New York, New York 10036
Tel. (212) 575-4700
Fax (212) 575-6560

MAYER, BROWN, ROWE & MAW LLP

by: ______________________
Charles S. Kelley

700 Louisiana, Suite 3600
Houston, Texas 77002
Tel. (713) 547-9634
Fax (713) 632-1834

GIBBS & BRUNS, LLP

by: ______________________
Michael K. Oldham

1100 Louisiana, Suite 5300
Houston, Texas 77002
Tel. (713) 751-5268
Fax (713) 750-0903

Attorneys for Defendants